

SECURI 10030254 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: fka Turchin & Voorhies, Inc. nka Turchin Capital Advisors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5220 Spring Valley Road, Suite 520

(No. and Street)

Dallas	TX	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gil Turchin 972-404-4700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis Wolff, LLP

(Name – *if individual, state last, first, middle name*)

5580 LBJ Freeway, Suite 400	Dallas	TX	75240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gil Turchin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Turchin & Voorhies, Inc., as of May 26, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


SUE E. FLATT
Notary Public, State of Texas
My Commission Expires
March 08, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


TURCHIN &
VOORHIES

Turchin & Voorhies, Inc.
5220 Spring Valley Road, Suite 520
Dallas, TX 75254

972-404-4700
972-404-4703 (fax)

www.turchinvoorhies.com

Gil Turchin, President

TURCHIN & VOORHIES, INC.

Table of Contents

TravisWolff
Independent Advisors & Accountants

5580 LBJ Freeway Suite 400
Dallas, Texas 75240-6270
t 972.661.1843 f 972.490.4120

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Turchin & Voorhies, Inc.
Dallas, Texas

We have audited the accompanying statements of financial condition of Turchin & Voorhies, Inc. (the Company) as of March 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Turchin & Voorhies, Inc. as of March 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis Wolff, LLP   Travis Wolff, LLP

May 26, 2010

TURCHIN & VOORHIES, INC.

Statements of Financial Condition
March 31, 2010 and 2009

	2010	2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ **12,194**	$ 22,470
Accounts receivable	**-**	5,715
Prepaid expenses	**1,318**	1,300
Income taxes receivable	**3,560**	2,177
Total current assets	**17,072**	31,662
Security deposit	**1,730**	1,730
Deferred taxes	**1,178**	230
	$ **19,980**	$ 33,622
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accrued expenses	$ **853**	$ 2,722
Total current liabilities	**853**	2,722
Commitments and contingencies (Note 7)		
Stockholder's equity		
Common stock - $0.01 par, 10,000 shares authorized; 3,200 and 2,000 shares issued and outstanding in 2010 and 2009, respectively	**32**	20
Additional paid-in capital	**34,968**	19,980
Retained earnings	**(15,873)**	10,900
Total stockholder's equity	**19,127**	30,900
	$ **19,980**	$ 33,622

See accompanying notes to financial statements.

TURCHIN & VOORHIES, INC.

Statements of Operations
Years Ended March 31, 2010 and 2009

	2010	2009
Fee and service revenue	**$ 117,500**	$ 396,765
Expenses:		
Salaries	**92,738**	329,894
Dues and subscriptions	**1,552**	1,691
Promotional	**300**	1,874
Regulatory	**2,870**	2,055
Rent	**20,646**	20,378
Professional	**8,980**	6,850
Referral fees	**-**	10,500
Insurance	**2,223**	2,451
Travel and entertainment	**5,187**	5,813
Telephone	**6,020**	5,313
Auto	**3,918**	3,469
Office supplies and equipment	**944**	3,513
Other	**3,395**	3,737
	148,773	397,538
Operating loss	**(31,273)**	(773)
Other income	**305**	259
Loss before income taxes	**(30,968)**	(514)
Income tax expense (benefit)	**(4,195)**	230
Net loss	**$ (26,773)**	$ (744)

See accompanying notes to financial statements.

TURCHIN & VOORHIES, INC.

Statements of Changes in Stockholder's Equity
Years Ended March 31, 2010 and 2009

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance, March 31, 2008	2,000	$ 20	$ 19,980	$ 11,644	$ 31,644
Net loss	-	-	-	(744)	(744)
Balance, March 31, 2009	2,000	20	19,980	10,900	30,900
Issuance of common stock	**1,200**	**12**	**14,988**	-	**15,000**
Net loss	-	-	-	**(26,773)**	**(26,773)**
Balance, March 31, 2010	**3,200**	**$ 32**	**$ 34,968**	**$ (15,873)**	**$ 19,127**

See accompanying notes to financial statements.

TURCHIN & VOORHIES, INC.

Statements of Cash Flows
Years Ended March 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net loss	$ (26,773)	$ (744)
Adjustment to reconcile net loss to net cash used in operating activities:		
Deferred income taxes	(948)	5
Changes in operating assets and liabilities:		
Accounts receivable	5,715	(5,715)
Income taxes receivable	(1,383)	(2,177)
Prepaid expenses	(18)	222
Accrued expenses	(1,869)	902
Income taxes payable	-	(215)
Net cash used in operating activities	(25,276)	(7,722)
Cash flows from financing activities:		
Issuance of common stock	15,000	-
Net cash provided by financing activities	15,000	-
Decrease in cash and cash equivalents	(10,276)	(7,722)
Cash and cash equivalents, beginning of year	22,470	30,192
Cash and cash equivalents, end of year	$ 12,194	$ 22,470
Supplemental schedule of cash flow information		
Cash paid for income taxes	$ 252	$ 2,402

See accompanying notes to financial statements.

Note 1 - Nature of Business

Turchin & Voorhies, Inc., a Texas Corporation, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is licensed in the states of Texas, Oklahoma, Delaware, and New York. Substantially all of the Company's business is conducted with customers located in the state of Texas.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Subsequent events
Management of the Company has evaluated subsequent events through May 26, 2010, the date the financial statements were available to be issued.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly-liquid investments with maturities of less than ninety days when purchased.

Accounts receivable
The Company has non-interest bearing receivables from its customers. Management evaluates a customer's credit risk prior to extending credit and does not require collateral. Management evaluates the need for an allowance for uncollectible accounts receivable based on historical write offs and current past due amounts. Management writes off receivables when all attempts to collect, including legal action, have proved ineffective. There were no receivables written off for the years ended March 31, 2010 and 2009, and management determined that no allowance was required.

Note 2 - Summary of Significant Accounting Policies - (Continued)

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. Cash and cash equivalents are maintained in bank accounts, which at times could exceed federally insured limits. The Company has not experienced any losses from such accounts and believes they are not exposed to any significant risk.

For the year ended March 31, 2010, four customers accounted for approximately 13%, 42%, 13%, and 32% of fee and service revenue. For the year ended March 31, 2009, four customers accounted for approximately 14%, 10%, 22%, and 26% of fee and service revenue. Two customers accounted for the full balance of accounts receivable at March 31, 2009.

For the year ended March 31, 2010, one vendor accounted for approximately 14% of operating expenses.

Fee and service revenue

Fee and service revenue, net of taxes collected for governmental agencies, result primarily from raising capital and financial advisory services. Such fees are recognized as projects are completed or as revenue is earned.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

The Company adopted the provisions of *Accounting for Uncertainty in Income Taxes* (FASB Codification ASC Section 740-10), on April 1, 2007. The Company's estimate of the potential outcome of any uncertain tax issues is subject to management's assessment of relevant risks, facts, and circumstances existing at that time. The Company uses a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Note 2 - Summary of Significant Accounting Policies - (Continued)

Income taxes - continued

To the extent that the Company's assessment of such tax position changes, the change in estimate is recorded in the period in which the determination is made. The Company reports tax-related interest and penalties as a component of income tax expense and operating expenses, respectively. At March 31, 2010 and 2009, no uncertain tax positions were identified.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements and Contingencies

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2010, the Company had net capital of $11,341, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1 at March 31, 2010. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

During 2010, the Company sold common stock in the aggregate amount of $15,000 in order to meet the net capital requirements.

Note 4 - Liabilities Subordinated to Claims of General Creditors

During the years ended March 31, 2010 and 2009, there were no liabilities subordinated to claims of general creditors.

Note 5 - Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets on the balance sheet are due to temporary differences arising from deferred rent and charitable contributions. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the tax assets will not be realized. Management does not believe that a valuation allowance is needed at March 31, 2010 and 2009, respectively.

The components of the income tax provision consist of the following for the years ended March 31:

	2010	2009
Current	**$ (3,308)**	$ 225
Deferred	**(887)**	5
	$ (4,195)	$ 230

The difference between the reported provision for income taxes and the amount normally expected by applying the statutory federal rate to income before provision for income taxes results primarily from certain permanent differences.

Note 6 - Stockholder's Equity

On July 27, 2009, the Company executed an Amended Shareholders' Agreement and a Stock Purchase Agreement (the Agreements) under which 400 common shares were sold by the Company at $12.50 per share. The Agreement places certain restrictions on the transfer of Company shares, including a right of first refusal for the Company to reacquire issued and outstanding common stock in certain situations and at a purchase price as defined in the Agreement.

Note 6 - Stockholder's Equity - (Continued)

On October 20, 2009, the stockholders executed an Acquisition Agreement and Mutual Release under which J. Paul Voorhies assigned his ownership interest rights in the Company's common stock to Gil L. Turchin and released Mr. Turchin from claims, as defined.

On October 30, 2009, the Company sold 800 shares of common stock to the sole stockholder for $12.50 per share.

Note 7 - Commitments and Contingencies

Lease commitments

The Company leases office space under an operating lease agreement. Rent expense for the years ended March 31, 2010 and 2009, was approximately $20,600 and $20,400, respectively.

Scheduled future maturities of noncancelable lease payments are approximately as follows for the year ending March 31:

	Amount
2011	20,760
2012	5,190
	$ 25,950

Referral fees

The Company has an agreement with a third-party that allows for referral fees between the two parties. Fees are based on the financial outcome of the referred project. At March 31, 2010, there were no referral fees receivable or payable related to this agreement.

Note 8 - Information Relating to Possession or Controls Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 9 - Subsequent Event

In April 2010, Paul Voorhies separated from the Company and received payment of $200,000 from a $530,000 success fee earned in April 2010. Paul Voorhies signed a Separation and Release Agreement.

SUPPLEMENTAL INFORMATION

TURCHIN & VOORHIES, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Year Ended March 31, 2010

Net capital			
Total stockholder's equity		$	19,127
Nonallowable assets:			
Income taxes receivable	3,560		
Prepaid expenses	1,318		
Security deposit	1,730		
Deferred taxes	1,178		
Total deductions			7,786
Net capital		$	11,341
Aggregate indebtedness			
Total liabilities		$	853
Computations of basic net capital requirement			
Minimum net capital required (6-2/3% of total aggregate indebtedness)		$	57
Minimum dollar net capital requirement of reporting broker or dealer		$	5,000
Net capital requirement (greater of above two minimum requirement amounts)		$	5,000
Net capital in excess of required minimum		$	6,341
Excess net capital at 1000%		$	11,256
Ratio: Aggregate indebtedness to net capital			0.08 to 1

Reconciliation with the Company's computations

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report agrees to the net capital above.

See report of independent registered public accounting firm.

TURCHIN & VOORHIES, INC.

Schedule II
Computation of Determination of Reserve
Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

REPORT ON INTERNAL CONTROL

Turchin & Voorhies, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Turchin & Voorhies, Inc. (the Company) for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis Wolff, LLP

Registered Public Accounting Firm
May 26, 2010
Dallas, Texas


TURCHIN &
VOORHIES

Financial Statements
and
Supplemental Information
with
Report of Independent Registered Public Accounting Firm

Years Ended March 31, 2010 and 2009

TravisWolff
Independent Advisors & Accountants

TravisWolff

Independent Advisors & Accountants

5580 LBJ Freeway Suite 400 Dallas, Texas 75240-6270 t 972.661.1843 f 972.490.4120 **traviswolff.com**

Known internationally as Moore Stephens Travis Wolff, LLP